UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Surety Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue, Suite 3006
(No. and Street)

Wantagh	NY	11793
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Renck (516) 785-2355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd. SE, Building 2, Suite 1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Renck   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Surety Financial Services, Inc.   , as of December 31   , 20 19   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

Jennifer Wilson
Notary Public, State of New York
No. 01WI6331165
Qualified in Nassau County
Commission Expires Oct. 5, 20__23

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SURETY FINANCIAL SERVICES, INC.

Financial Statements
For the Fiscal Year End December 31, 2019
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Surety Financial Services, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

February 19, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Surety Financial Services, Inc.
Statement of Financial Condition
Decemebr 31, 2019

Assets

Cash	$	79,652
Accounts receivable- broker dealers		12,314
Other asset		430
Total Assets		92,396

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	3,752
Total Liabilities	3,752
Stockholder's Equity	88,644
Total Liabilities and Stockholder's Equity	$ 92,396

See accompanying notes

Surety Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Commissions	$	101,221
Interest income		201
Other income		77
Total revenues		101,499
General and Administrative Expenses		
Compensation and benefits		65,211
Professional fees		11,973
Occupancy		11,371
Other operating expenses		20,061
Total expenses		108,616
Net Loss	$	(7,117)

See accompanying notes

Surety Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

Balance, December 31, 2018	$	95,761
Net loss		(7,117)
Balance, December 31, 2019	$	88,644

See accompanying notes

Surety Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net loss	$	(7,117)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in accounts receivable- broker dealers		4,021
Change in other assets		-
Change in accounts payable and accrued expenses		(2,884)
Net Cash Used by Operating Activities		(5,980)
Net Decrease in Cash		(5,980)
Cash balance		
Beginning of year		85,632
End of year	$	79,652

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Surety Financial Services, Inc. is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer in December of 1986.

The Company's business is brokerage of marketable securities for institutional customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

<u>Cash:</u> The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company has elected to be taxed as an S corporation. Therefore, the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable - Broker Dealers: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2019 are considered wholly collectible and no allowance for doubtful accounts is provided.

NOTE 2 –LEASES

During 2019, the Company occupied office premises and made payments to a landlord under a lease held by its stockholder. During 2019, approximately 92% of the lease obligation of the stockholder was paid by the Company (see Note 4). The lease is on a month to month basis.

Rent expense for the year ended December 31, 2019 was approximately $11,371.

NOTE 3 - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.   At December 31, 2019, the Company had net capital of $75,900 which was $70,900 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .05 to 1.0.

NOTE 4 – RELATED PARTIES

The Company shares office facilities with Monitoring and Evaluation Services, Inc. ("Monitoring'), a sister company. During 2019, the Company paid approximately 92% of the occupancy costs of the shared office facilities (see Note 2). In addition, employees of the Company provide some services to Monitoring and employees of Monitoring provide some services to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 5 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

SUPPLEMENTAL INFORMATION

Surety Financial Services, Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act of 1934
As of December 31, 2019

Net Capital:

Total stockholder's equity	$	88,644
Less non-allowable assets:		
Accounts receivable - broker dealers		12,314
Other asset		430
Net capital before haircuts		75,900
Less haircuts		-
Net capital		75,900
Minimum net capital required		5,000
Excess net capital	$	70,900
Aggregate indebtedness	$	3,752
Percentage of aggregate indetedness to net capital		4.94%

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2019.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

Surety Financial Services, Inc.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.



SURETY FINANCIAL SERVICES

Brokerage Services

MEMBER

NATIONAL ASSOCIATION
OF SECURITIES DEALERS

SECURITIES INVESTOR
PROTECTION CORPORATION

3375 PARK AVENUE, SUITE 3006
WANTAGH, NY 11793
(516)785-2355
FAX (516)785-2354

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 6, 2020

RUBIO CPA, PC
2727 Paces Ferry Rd. SE
Building 2, Suite 1680
Atlanta, GA 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Surety Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: John J. Renck

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Surety Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Surety Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Surety Financial Services, Inc. stated that Surety Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Surety Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Surety Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 19, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC